

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 29, 2018

Lorne E. Phillips
Executive Vice President and Chief Financial Officer
Pioneer Energy Services Corp.
1250 N.E. Loop 410, Suite 1000
San Antonio, Texas 78209

> **Re: Pioneer Energy Services Corp.**
> **Registration Statement on Form S-3**
> **Filed May 22, 2018**
> **File No. 333-225094**

Dear Mr. Phillips:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources